SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F   ☒    Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes  ☐     No    ☒

This report on Form 6-K contains:

-	Adecco SA: Media Release (19 April 2004) on delay of announcement of results 2003 / Q1 2004

MEDIA RELEASE

Adecco Announces Further Delay to Financial Reporting Timetable and Provides

Trading Update for the First Quarter of 2004

Chéserex, Switzerland, April 19, 2004: The Board of Directors of Adecco S.A. (the “Board”) announces that the Company will postpone the release of its audited full year 2003 results and its results for the first quarter of 2004:

•	While significant progress has been made towards completion of the 2003 audit, the Board has carefully assessed the situation with respect to the release of 2003 financial information. The Board has decided not to release 2003 results, pending completion of certain aspects of the independent review by Paul, Weiss, Rifkind, Wharton and Garrison and continuing audit work by Ernst & Young.

•	The Company is working diligently to assist Ernst & Young with the completion of their audit work and release the 2003 audited results as soon as practicable.

•	The Board reiterates that, based on information currently available to it, to date no evidence demonstrating major misappropriations or irregularities that would be financially significant to the Company as a whole in 2003 has been found. The independent review is currently focusing on e-mail correspondence by senior professionals in the Company.

•	The timetable for release of the 2003 audited results and results for the first quarter of 2004, as well as the timing of the AGM, will be provided as soon as practicable following the completion of the 2003 audit.

•	The Company intends to seek a waiver of the covenant under its Syndicated Loan Facility requiring delivery of its 2003 audited financial statements by April 26, 2004.

•	The Board provides the following trading update for the first quarter of 2004:

•	Information available to date shows sales of EUR 3.8 billion, an increase of 5% in local currency compared with the first quarter of 2003;

•	Operating income before amortisation excluding the costs incurred related to the audit delay is expected to be below last year due, in part, to a change in business mix and the expensing of stock options; and

•	Net debt has been further reduced to below EUR 850 million at the end of March 2004, including off-balance sheet debt.

•	The Board wishes to thank the Company’s management team and employees around the world for their commitment and hard work and the Company’s clients and associates for their loyalty during this period.

- ends -

Forward-Looking Statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the “Company”) as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company’s forward-looking statements include, among other things: the outcome of the independent Paul, Weiss, Rifkind, Wharton and Garrison investigation or of investigations by

Adecco SA	Page 1 of 2	April 19, 2004

governmental agencies or stock exchanges; the pace of economic recovery in various regions and the demand for temporary staffing; the impact and result of any litigation (including private litigation); any adverse developments in existing commercial relationships, disputes or legal proceedings; volatility of the Company’s stock price; intense competition in the markets in which the Company competes; and negative reactions from the Company’s stockholders, creditors or vendors with respect to any of the foregoing matters.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company’s Annual Report on Form 20-F for the year ended December 29, 2002, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and 5,800 offices in 68 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises four Divisions, Adecco Staffing, Ajilon Professional, LHH Career Services and jobpilot e-HR Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized branded businesses; LHHCareer Services encompasses our portfolio of outplacement and coaching; jobpilot e-HR focuses on online recruiting activities for the Adecco Group.

Adecco S.A. is registered in Switzerland and its shares (ISIN: CH0012138605) are listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris—Premier Marche (EURONEXT: ADE).

Additional information is available at the Company’s website at www.adecco.com.

Enquiries:

Adecco media centre: +41 1 878 8888

Adecco SA	Page 2 of 2	April 19, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 20 April 2004	By:	/S/ Andres Cano

Andres Cano
Chief Financial Officer ad interim

Dated: 20 April 2004	By:	/S/ Hans R. Brütsch

Hans R. Brütsch
Corporate Secretary